Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 19 DATED JANUARY 5, 2015
TO THE PROSPECTUS DATED MARCH 31, 2014

This supplement No. 19 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No.19 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2014;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our share price as of December 31, 2014:

$ in thousands, except share and per share amounts	December 31, 2014
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$294,228	$426,336	$83,480	$13,398	$61,164
Debt	(129,344)	(187,420)	(36,698)	(5,890)	(26,888)
Other assets and liabilities, net	5,794	8,396	1,644	264	1,205
Estimated enterprise value premium	None Assumed	None Assumed	None Assumed	None Assumed	None Assumed
NAV	$170,678	$247,312	$48,426	$7,772	$35,481
Number of outstanding shares	16,178,353	23,403,740	4,580,309	735,052	3,358,562
NAV per share	$10.55	$10.57	$10.57	$10.57	$10.56

(1)	The value of our real estate investments was less than the historical cost by approximately 2.8% as of December 31, 2014.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2014:

	Apartment	Industrial	Office	Retail	Other (2)	Total Company
Exit capitalization rate	6.94%	6.44%	6.61%	6.48%	N/A	6.62%
Discount rate/internal rate of return (IRR)	8.26	7.24	7.67	7.25	8.75%	7.65
Annual market rent growth rate	2.81	3.03	3.18	3.21	3.89	3.08
Holding period (years)	10.0	10.0	10.0	10.0	35.0	10.3

(2)	The Other category includes South Beach Parking Garage which is subject to a ground lease. The appraisal of the garage incorporated discounted cash flows over the remaining term of the ground lease.
While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of December 31, 2014 of 0.25% would yield a decrease in our total real estate investment value of 1.87% and our NAV per share class would have been $10.22, $10.23, $10.23, $10.24 and $10.23 for Class A, Class M, Class A-I, Class M-I, and Class D respectively.

Share Repurchase Plan Status
During the quarter ended December 31, 2014, we redeemed 55,043 Class A and 2,651,251 Class M shares for approximately $28.4 million, pursuant to our share repurchase plan. Class A and M shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2015 through March 31, 2015 are limited to approximately $25.5 million which is the lesser of (1) 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter, or $25.5 million, and (2) 25% of the gross offering proceeds received by us from the commencement of this offering through the last business day of the prior calendar quarter, or $44.1 million.

Recent Share Pricing Information

Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2014, for all of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I (1)	Class M-I (1)	Class D (1)
December 1, 2014	$10.53	$10.56	$10.56	$10.57	$10.56
December 2, 2014	$10.53	$10.57	$10.56	$10.57	$10.56
December 3, 2014	$10.53	$10.57	$10.56	$10.57	$10.56
December 4, 2014	$10.53	$10.57	$10.57	$10.57	$10.56
December 5, 2014	$10.53	$10.57	$10.57	$10.57	$10.56
December 8, 2014	$10.54	$10.57	$10.57	$10.58	$10.57
December 9, 2014	$10.54	$10.57	$10.57	$10.58	$10.57
December 10, 2014	$10.54	$10.58	$10.57	$10.58	$10.57
December 11, 2014	$10.54	$10.58	$10.57	$10.58	$10.57
December 12, 2014	$10.54	$10.58	$10.58	$10.58	$10.57
December 15, 2014	$10.55	$10.59	$10.59	$10.60	$10.59
December 16, 2014	$10.57	$10.61	$10.60	$10.61	$10.60
December 17, 2014	$10.57	$10.61	$10.60	$10.61	$10.60
December 18, 2014	$10.57	$10.61	$10.61	$10.61	$10.60
December 19, 2014	$10.57	$10.61	$10.61	$10.61	$10.61
December 22, 2014	$10.64	$10.68	$10.67	$10.68	$10.67
December 23, 2014	$10.63	$10.67	$10.68	$10.68	$10.67
December 24, 2014	$10.64	$10.67	$10.68	$10.68	$10.67
December 26, 2014	$10.64	$10.67	$10.68	$10.69	$10.68
December 29, 2014	$10.64	$10.68	$10.68	$10.69	$10.68
December 30, 2014	$10.64	$10.68	$10.68	$10.69	$10.68
December 31, 2014 (2)	$10.55	$10.57	$10.57	$10.57	$10.56

(1) Shares of Class A-I, Class M-I and Class D common stock are currently being offered pursuant to a private placement offering.
(2) On November 4, 2014, our board of directors approved a gross dividend for the fourth quarter of 2014 of $0.12 per share to stockholders of record as of December 30, 2014. The decrease in share price on December 31, 2014 reflects the accrual of this cash distribution.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class is (1) posted on our website, www.JLLIPT.com, and (2) made available on our toll-free, automated telephone line, (855) 652-0277.